Filed by TCF Financial Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: TCF Financial Corporation SEC File No.: 001-10253 Date: February 11, 2019

Inside February 11, 2019 FOR TCF TEAM MEMBERS ONLY What I Was Up to Last Week: Meetings with Investors and a Brief Update on Integration Planning Since connecting with many of you at our All-Company Meeting, I wanted to provide a quick update on what I have been doing over the past week. I can assure you I have not escaped to warmer weather! Where I was Last Week In short, we were on the road meeting with investors sharing our vision for the new TCF. Our joint team included David Provost, CEO of Chemical, Dennis Klaeser, CFO of Chemical, Brian Maass and Tim Sedabres. The more than 70 investors we met with responded very favorably to our merger story. They represented about 15% of the combined market value of both companies and their positive reaction to the merger is important momentum toward earning shareholder approval. And, after listening to the investor response, I am even more energized and optimistic about the potential for the new TCF! Working Together as a Team I’ve been so impressed with how well we’ve worked together during our investor meetings. Outlining the benefits contained in our presentation about the merger requires us to be on the same page. Our team’s ability to communicate a single vision and build on each other’s thoughts gives me confidence that we’ll be successful in bringing together the best of both banks during the integration process. Bringing Together the Best of Both Banks The core of our merger story is each company has different strengths that, when brought together, will make us even stronger as one company. I want to once again emphasize that this means that the vast majority of our team members will not experience much change in their day-to-day roles after the merger closes. Our customers can also expect minimal disruption to their business relationship with us. Changes resulting from the merger will be communicated clearly and transparently throughout the integration process. What’s Happening Next? We have several more investor meetings this week. While on the road, we will continue to finalize details of our integration plan and make decisions about our new leadership team. We are getting very close to having more to say about these two important topics. I know our team members are eager to know who our new leaders will be — and we understand the importance — but we also want to get the structure right and set us up for success. Thanks again for your continued support and enthusiasm for this exciting next chapter for TCF. Please keep your feedback and questions coming into our Merger News Intranet site. I look forward to connecting with you again very soon. Craig R. Dahl Chairman & CEO In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of TCF and Chemical and a Prospectus of Chemical. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about TCF and Chemical, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391 by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com, or to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@ChemicalBank.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of TCF and Chemical shareholders in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.